

July 20, 2012

<u>Via E-Mail</u>
Laurence S. Geller
Chief Executive Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, IL   60606-3415

        Re: Strategic Hotels & Resorts, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 23, 2012
           File No. 001-32223

Dear Mr. Geller:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Daniel L. Gordon

                            Daniel L. Gordon
                            Branch Chief